                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE TO
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 CNA SURETY CORP
                       (Name of subject company (issuer))

                     CONTINENTAL CASUALTY COMPANY (OFFEROR)
                      (Names of filing persons (identifying
                  status as offeror, issuer or other person))


                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   12612L1008
                      (CUSIP Number of Class of Securities)

                            Jonathan D. Kantor, Esq.
               Senior Vice President, General Counsel & Secretary
                                   CNA Plaza
                            Chicago, Illinois 60685
                                 (312) 822-1384
   (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)


                           CALCULATION OF FILING FEE
|--------------------------------------------|-------------------------------|
|TRANSACTION VALUATION*                      |     AMOUNT OF FILING FEE      |
|--------------------------------------------|-------------------------------|
|Filing  relates solely to preliminary       |            None               |
|communications  made before the commencement|                               |
|of a  tender offer                          |                               |
|--------------------------------------------|-------------------------------|
*Set forth the amount on which the filing fee is calculated and state how it was determined.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: _____________

Form or Registration No.: _____________

Filing Party: ________________________

Date Filed:  _________________________

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[   ] issuer tender offer subject to Rule 13e-4.

[X] going-private transaction subject to Rule 13e-3.

[  ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


 CNA                    MEDIA:
                                     CNA Plaza              Clark Walter
                                     Chicago, IL  60685     312-822-1454

                                                             ANALYSTS:
                                                             Donald P. Lofe, Jr.
                                                             312-822-3993
CNA
FOR ALL THE COMMITMENTS YOU MAKE


NEWS

                    CNA ANNOUNCES PROPOSED CASH TENDER OFFER
                          FOR ALL SHARES OF CNA SURETY

CHICAGO, IL., March 20, 2000 - CNA Financial Corporation (NYSE: CNA) announced today that Continental Casualty Company (CCC), a wholly owned subsidiary, has proposed to CNA Surety Corporation (NYSE: SUR) that CCC make a cash tender offer at $13.00 per share for all shares of CNA Surety common stock not already owned by CCC and its affiliates. This move is consistent with CNA's recently announced intention to sharpen its strategic focus on serving businesses. The $13.00 per share price represents a 17.4% premium over CNA Surety's average closing price for the past 30 trading days of $11.07 per share.

CCC and its affiliates currently own approximately 62 percent of the outstanding shares of CNA Surety common stock. CCC intends to condition the tender offer upon receiving enough shares so that its ownership reaches at least 90 percent. If this ownership threshold is achieved, CCC would then acquire the remaining outstanding shares of CNA Surety common stock not tendered to CCC through a statutory "short-form" merger process. Stockholders who do not tender their shares to CCC during the tender offer would also receive $13.00 per share in cash for their stock in the short-form merger.

CCC intends to negotiate a definitive agreement with CNA Surety prior to commencing the offer.

CNA Financial Corporation is a holding company whose primary subsidiaries are property-casualty and life insurance companies. Collectively, these subsidiaries are CNA, one of the largest insurance organizations in the United States.

                                     -more-
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OTHER IMPORTANT INFORMATION:

The tender offer described in this announcement for the outstanding shares of CNA Surety common stock has not yet commenced. As soon as the tender offer commences, we will file a tender offer statement with the Securities and Exchange Commission. You should read the tender offer statement when it becomes available because it will contain important information about the tender offer. You can obtain the tender offer statement and other documents that are filed with the Securities and Exchange Commission for free on the Securities and Exchange Commission's web site at http://www.sec.gov. If you write us or call us, we will send you the following documents for free when they are available:

tender offer statement (except for exhibits) offer to purchase letter of transmittal notice of guaranteed delivery

You can call us at (312) 822-6312 or write to us at:

         CNA Financial Corporation
         c/o Corporate Secretary
         333 South Wabash
         Chicago, IL 60690

                           FORWARD LOOKING STATEMENT

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth under the heading "Forward-Looking Statements" included in the Management's Discussion and Analysis of Reported Operations and Liquidity set forth in CNA Financial Corporation's Annual Report to Stockholders for the year ended December 31, 1998, incorporated by reference in Item 7 of that Corporation's Annual Report on Form 10-K for the year ended December 31, 1998. These include risks and uncertainties relating to, for example, a material adverse change to CNA Surety's business or prospects, the effect of economic conditions, and rating agency policies and practices.

                                      ###

Further Information:

You can call Donald P. Lofe Jr.@ 312-822-3993 or write to us at:

         Investor Relations Department
         Continental Casualty Company
         333 South Wabash
         Chicago, IL  60690